Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG
All dollar amounts in United States dollars

GOLDCORP ANNOUNCES 9% INCREASE IN GOLD RESERVES

Vancouver, British Columbia – February 19, 2008 – GOLDCORP INC. (GG:NYSE; G:TSX) today announced that proven and probable gold reserves increased 9% in 2007 to 43.4 million ounces as of January 1, 2008.  Proven and probable silver reserves increased 37% to 1.1 billion ounces.

Significant drivers of the gold reserve increase included a net addition of 3.1 million ounces at the Peñasquito project in Mexico and 1.1 million ounces at Los Filos mine in Mexico.  Acquiring full ownership of the Porcupine and Musselwhite mines in Canada added nearly 2 million gold ounces to reserves, offset by the disposition of Peak, Amapari and La Coipa during the year.

The following accounts for the changes in gold reserves year over year:

Proven and probable reserves as of January 1, 2007	39.75 moz
Net acquisitions and property disposition	1.03
Mined ounces during 2007	(2.63)
Discovered ounces during 2007	5.23
Proven and probable reserves as of January 1, 2008	43.38 moz

Measured and indicated gold resources increased 30% to 21.31 million ounces.  Measured and indicated silver resources increased 47% to 463.7 million ounces during 2007.

In 2007, Goldcorp invested $134 million into exploration, with $91 million capitalized.  Finding costs for proven and probable and measured and indicated gold ounces amounted to less than $15.00 per gold ounce.

“Exploration investment across our portfolio of existing mines and projects continues to drive organic growth,” said Kevin McArthur, President and Chief Executive Officer.  “This strategy of drilling in the shadows of our own headframes delivers low cost gold ounces, not only in terms of discovery costs, but also in terms of incremental capital required to develop the resources.  This strategy will serve to maximize shareholder value.”

Goldcorp expects to invest an additional $150 million in exploration in 2008, with the goal of further increasing reserves and resources.  Exploration priorities include:

•
Increased drilling at Red Lake, with an emphasis on the under-explored Party Wall Zone in 2008.  The Company has begun work on a 1,000 metre exploration drift above the Red Lake High Grade Zone that will allow for more concentrated drilling to the 57 level in 2009.

•	Exploring the strike extent and depth potential of the ore zones at Éléonore in Quebec. Recent strong drilling results to the north and west of the Roberto Zone support accelerated drilling effort.

•	Continued study of deep underground concepts at Peñasquito, including concurrent high grade underground mining beneath the open pits and investigation of block caving scenarios.

•	Building on recent exploration successes at Porcupine and Musselwhite mines in Ontario.

•	Continued regional work around many of the Company’s mines and projects

Complete reserve and resource information for all metals, including tonnage, grade, accompanying metals price assumptions—is available at www.goldcorp.com.  Summary reserve and resource data is as follows:

GOLDCORP RESERVES AND RESOURCES SUMMARY TABLE
As of December 31, 2007, unless noted otherwise

Reserves	Contained Gold (m oz)	Contained Silver (m oz)
Proven	18.2	541.5
Probable	25.2	523.6
Proven & Probable	43.4	1,065.1

Resources
Measured	3.9	75.8
Indicated	17.4	387.9
Measured & Indicated	21.3	463.7
Inferred	27.7	713.8

Complete reserves and resources information are as follows:
GOLDCORP INC. PROVEN AND PROBABLE RESERVES(1),(4),(5),(6) AS OF DECEMBER 31, 2007 Based on attributable ounces
GOLD		million tonnes	g Au/t	million ounces
Peñasquito Mill	Mexico	807.10	0.48	12.40
Pueblo Viejo (40.0%)	Dominican Republic	71.71	3.14	7.25
Los Filos	Mexico	277.47	0.63	5.64
Red Lake	Canada	6.87	20.42	4.51
Porcupine	Canada	58.67	1.53	2.88
Marlin	Guatemala	15.56	4.50	2.25
Alumbrera (37.5%)	Argentina	142.50	0.45	2.04
Musselwhite	Canada	9.74	6.32	1.98
Marigold (66.7%)	United States	56.44	0.70	1.26
Nukay	Mexico	4.51	6.28	0.91
San Dimas	Mexico	4.68	5.41	0.81
Peñasquito Heap Leach	Mexico	110.50	0.18	0.65
El Sauzal	Mexico	7.10	2.51	0.57
Wharf	United States	8.12	0.84	0.22
TOTAL GOLD				43.38

SILVER		million tonnes	g Ag/t	million ounces
Peñasquito Mill	Mexico	807.10	30.8	799.5
Peñasquito Heap Leach	Mexico	110.50	18.1	64.4
San Dimas	Mexico	4.68	381.2	57.3
Marlin	Guatemala	15.56	112.5	56.3
Los Filos	Mexico	277.47	5.9	52.5
Pueblo Viejo (40.0%)	Dominican Republic	67.98	16.1	35.1
TOTAL SILVER				1,065.1
COPPER		million tonnes	% Cu	million pounds
Alumbrera (37.5%)	Argentina	142.50	0.43%	1,348
Pueblo Viejo (40.0%)	Dominican Republic	67.98	0.10%	144
TOTAL COPPER				1,492
LEAD		million tonnes	% Pb	million pounds
Peñasquito Mill	Mexico	807.10	0.33%	5,876
TOTAL LEAD				5,876
ZINC		million tonnes	% Zn	million pounds
Peñasquito Mill	Mexico	807.10	0.72%	12,806
Pueblo Viejo (40.0%)	Dominican Republic	67.98	0.69%	1,036
TOTAL ZINC				13,842

GOLDCORP INC. MEASURED AND INDICATED RESOURCES(1),(2),(3),(4),(5),(7) AS OF DECEMBER 31, 2007 Based on attributable ounces
GOLD		million tonnes	g Au/t	million ounces
Peñasquito	Mexico	678.46	0.22	4.73
Porcupine	Canada	73.38	1.66	3.91
Eleonore Project	Canada	10.78	7.23	2.51
Red Lake	Canada	3.89	18.39	2.30
Imperial Project	United States	82.76	0.58	1.53
Los Filos	Mexico	84.37	0.54	1.47
Cerro Blanco	Guatemala	2.52	15.64	1.27
Pueblo Viejo (40.0%)	Dominican Republic	9.87	2.69	0.85
Marigold (66.7%)	United States	30.94	0.70	0.69
Musselwhite	Canada	3.00	5.94	0.57
Dee (40%)	United States	6.51	2.40	0.50
San Nicolas (35%)	Mexico	27.99	0.48	0.43
Wharf	United States	7.86	0.73	0.18
Nukay	Mexico	0.90	5.41	0.16
Marlin	Guatemala	2.91	1.50	0.14
El Sauzal	Mexico	0.91	2.14	0.06
TOTAL GOLD				21.31

SILVER		million tonnes	g Ag/t	million ounces
Peñasquito	Mexico	678.46	18.9	413.3
San Nicolas (35.0%)	Mexico	27.99	29.0	26.1
Los Filos	Mexico	47.47	5.7	8.6
Cerro Blanco	Guatemala	2.52	72.0	5.8
Marlin	Guatemala	2.91	46.8	4.4
Pueblo Viejo (40.0%)	Dominican Republic	9.87	9.6	3.0
Dee	United States	6.51	11.7	2.5
TOTAL SILVER				463.7
COPPER		million tonnes	% Cu	million pounds
San Nicolas (35.0%)	Mexico	27.99	1.33%	819
Pueblo Viejo (40.0%)	Dominican Republic	9.87	0.05%	12
TOTAL COPPER				831
LEAD		million tonnes	% Pb	million pounds
Peñasquito Mill	Mexico	678.46	0.20%	2,942
TOTAL LEAD				2,942
ZINC		million tonnes	% Zn	million pounds
Peñasquito Mill	Mexico	678.46	0.53%	7,917
San Nicolas (35.0%)	Mexico	27.99	1.84%	1,137
Pueblo Viejo (40.0%)	Dominican Republic	9.87	0.15%	32
TOTAL ZINC				9,086

GOLDCORP INC. INFERRED RESOURCES(1),(2),(3),(4),(5),(7) AS OF DECEMBER 31, 2007 Based on attributable ounces
GOLD		million tonnes	g Au/t	million ounces
Peñasquito	Mexico	1,220.00	0.23	9.02
Red Lake	Canada	6.41	18.26	3.76
Porcupine	Canada	43.94	1.67	2.35
San Dimas	Mexico	17.55	3.29	1.85
Pueblo Viejo (40.0%)	Dominican Republic	19.67	2.82	1.78
Marigold (66.7%)	United States	122.53	0.43	1.68
Nukay	Mexico	8.84	5.70	1.62
Los Filos	Mexico	73.49	0.56	1.33
Eleonore	Canada	5.63	6.47	1.17
Musselwhite	Canada	3.86	6.19	0.77
El Limon (21.2%)	Mexico	6.50	3.27	0.68
Cerro Blanco	Guatemala	1.35	15.31	0.67
Imperial Project	United States	43.83	0.40	0.56
Marlin	Guatemala	2.21	4.06	0.29
Wharf	United States	4.01	0.82	0.11
San Nicolas (35%)	Mexico	2.46	0.37	0.03

GOLDCORP INC. INFERRED RESOURCES(1),(2),(3),(4),(5),(7) AS OF DECEMBER 31, 2007 Based on attributable ounces
Dee (40%)	United States	0.22	0.70	0.01
El Sauzal	Mexico	0.02	2.38	0.00
TOTAL GOLD				27.68
SILVER		million tonnes	g Ag/t	million ounces
Peñasquito	Mexico	1,220.00	13.0	509.9
San Dimas	Mexico	17.55	324.4	183.0
Marlin	Guatemala	2.21	146.7	10.4
Los Filos	Mexico	18.59	5.4	3.2
Pueblo Viejo (40.0%)	Dominican Republic	19.67	4.2	2.7
Cerro Blanco	Guatemala	1.35	59.6	2.6
San Nicolas (35.0%)	Mexico	2.46	23.8	1.9
Dee	United States	0.22	3.4	0.0
TOTAL SILVER				713.8
COPPER		million tonnes	% Cu	million pounds
San Nicolas (35.0%)	Mexico	2.46	1.28%	69
Pueblo Viejo (40.0%)	Dominican Republic	19.67	0.03%	13
TOTAL COPPER				82
LEAD		million tonnes	% Pb	million pounds
Peñasquito Mill	Mexico	1,220.00	0.07%	1,883
TOTAL LEAD				1,883
ZINC		million tonnes	% Zn	million pounds
Peñasquito Mill	Mexico	1,220.00	0.50%	13,448
San Nicolas (35.0%)	Mexico	2.46	1.43%	78
Pueblo Viejo (40.0%)	Dominican Republic	19.67	0.02%	10
TOTAL ZINC				13,536

Goldcorp EOY07 Reserve and Resource Reporting Notes:

1
All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the
Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC
equivalent.

2	All Mineral Resources are reported exclusive of Mineral Reserves.
3	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4	Reserves and Resources are reported as of December 31, 2007, with the following conditions or exceptions;
	1	Reserves and Resources for Alumbrera are reported as of June 30, 2007.
	2	Reserves and Resources for Pueblo Viejo are as reported by Barrick, in their press release of February 22, 2007.
	3	Reserves and Resources for El Limon are reported as of November 3, 2004.
5	Qualified Persons for the Mineral Reserve and Mineral Resource estimates as defined by National Instrument 43-101 are as follows:
	1	Red Lake Gold Mines	Stephan Blais, P.Eng., Red Lake Gold Mines
Dean Crick, P.Geo., Red Lake Gold Mines
	2	San Dimas	Reynaldo Rivera, MAusIMM, Luismin S.A. de C.V.

	3	Nukay	Reynaldo Rivera, MAusIMM, Luismin S.A. de C.V.,
	4	Los Filos	Reynaldo Rivera, MAusIMM, Luismin S.A. de C.V.,
	5	El Limon	as per Teck Cominco report of November 3, 2004
	6	Alumbrera	Luis Rivera, MAusIMM, Minera Alumbrera Ltd.
	7	Wharf	Robert H. Bryson, MMSA, Goldcorp Inc.
Fred H. Brown, CPG, PrSciNat
	8	Porcupine	Stephen Price, P.Geo., Porcupine Gold Mines
Patti Nakai-Lajoie, P. Geo, Porcupine Gold Mines
Imola Götz, P.Eng., Porcupine Gold Mines
	9	Musselwhite	Andrew Cheatle, P.Geo., Musselwhite Mine
Tim Sanford, P.Eng., Musselwhite Mine
	10	Pueblo Viejo	as per Barrick February 22, 2007 press release
	11	Penasquito	Robert H. Bryson, MMSA, Goldcorp Inc.
Fred H. Brown, CPG, PrSciNat
Reynaldo Rivera, MAusIMM, Luismin S.A. de C.V.,
Steven Ristorcelli, P.Geo., Mine Dev. Assoc.
	12	Marigold	Patricia A. Maloney, P.Eng., Marigold Mining Co.
Robert H. Bryson, MMSA, Goldcorp Inc.
	13	El Sauzal	Steven Ristorcelli, P.Geo., Mine Dev. Assoc.
Robert H. Bryson, MMSA, Goldcorp Inc.
	14	Marlin	Mike Hester, P.E., Independent Mining Consultants
	15	Cerro Blanco	Robert H. Bryson, MMSA, Goldcorp Inc.
	16	Imperial Project	Robert H. Bryson, MMSA, Goldcorp Inc.
	17	Dee Project	Robert H. Bryson, MMSA, Goldcorp Inc.
	18	Corporate Overview	Robert H. Bryson, MMSA, Goldcorp Inc.
6
Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $550 per ounce of gold, $10 per ounce of silver, $1.25 per pound of copper, $0.40 per pound of lead, and $0.80 per pound of zinc, unless otherwise noted below;

	1	Penasquito	$525/oz gold
	2	Alumbrera	$500/oz gold
	3	Marigold	$300 to $450/oz gold depending on deposit
	4	Wharf	$650/oz gold
	5	Pueblo Viejo	$475 / oz gold, $8.50/oz silver, $1.50/lb copper
7
Mineral Resources are estimated using appropriate recovery rates and US$ commodity prices of $650 per ounce of gold, $13 per ounce of silver, $1.80 per pound of copper, $0.50 per pound of lead, and $1.00 per pound of zinc, unless otherwise noted below;

	1	Cerro Blanco	$450/oz gold
	2	Dee	$575/oz gold
	3	El Limon	$400/oz gold
	4	El Sauzal	$850/oz gold
	5	Imperial Project	$400/oz gold
	6	Marigold	$525/oz gold
	7	Pueblo Viejo	$525/oz gold, $9.00/oz silver
	8	San Nicolas	$300/oz gold, $5.00/oz silver, $0.90/lb copper, $0.50/lb zinc
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: These
tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.
Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.
United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Mr. Robert H. Bryson, MMSA, Vice President, Engineering of Goldcorp, who is a "qualified person" as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this press release.

Goldcorp is the world’s fastest growing, lowest-cost multi-million ounce gold producer with operations throughout the Americas.  Gold production and reserves from the Company’s strong portfolio of mines and projects remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2006, available on www.sedar.com, and Form 40-F for the year ended December 31, 2006 on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
VP, Investor Relations
Goldcorp Inc.
3400-666 Burrard Street
Vancouver, British Columbia, V6C 2X8
Telephone: (604) 696-3074
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com